UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		PEARSON PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii
3. Details of person subject to the notification obligationiv
Name		The Goldman Sachs Group, Inc.
City and country of registered office (if applicable)		Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v
Name		Goldman Sachs International
City and country of registered office (if applicable)		Peterborough Court, 133 Fleet Street, London EC4A 2BB, UK
5. Date on which the threshold was crossed or reachedvi:		07/03/2019
6. Date on which issuer notified (DD/MM/YYYY):		11/03/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.63%	7.17%	7.80%	781,412,694
Position of previous notification (if applicable)	0.51%	7.23%	7.75%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0006776081	4,575,500	0.59%
US7050151056	343,613	0.04%

SUBTOTAL 8. A	4,919,113	0.63%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	9,563,866	1.22%
Put Option	18/04/2019	1,750,000	0.22%
Put Option	15/03/2019	1,000,000	0.13%
Put Option	15/03/2019	1,000,000	0.13%
SUBTOTAL 8. B 1	13,313,866	1.70%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Refer to Annexure

SUBTOTAL 8.B.2	42,715,073	5.47%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv(please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		5.99%	5.99%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.
Goldman Sachs Asset Management International Holdings L.L.C.
Goldman Sachs Asset Management Co., Ltd.

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

Place of completion	London
Date of completion	11/03/2019

Natalie White
Deputy Company Secretary
Pearson plc

12 March 2019

Annexure
B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration datex	Exercise/Conversion periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

CFD	10/12/2025		Cash	3,000,148	0.38%
CFD	15/09/2028		Cash	2,949,232	0.38%
CFD	20/10/2027		Cash	1,846,611	0.24%
CFD	23/09/2020		Cash	1,834,093	0.23%
CFD	23/02/2024		Cash	1,800,000	0.23%
CFD	04/12/2023		Cash	1,561,912	0.20%
CFD	21/02/2024		Cash	1,300,000	0.17%
CFD	07/02/2024		Cash	1,240,000	0.16%
CFD	21/02/2024		Cash	1,100,000	0.14%
Swap	28/07/2021		Cash	1,050,699	0.13%
CFD	14/02/2024		Cash	970,000	0.12%
CFD	17/07/2020		Cash	933,031	0.12%
CFD	12/02/2024		Cash	865,494	0.11%
CFD	26/01/2024		Cash	865,000	0.11%
CFD	26/02/2024		Cash	860,000	0.11%
CFD	22/02/2024		Cash	800,000	0.10%
Swap	28/07/2021		Cash	757,148	0.10%
CFD	19/02/2029		Cash	720,286	0.09%
CFD	29/01/2024		Cash	663,999	0.08%
CFD	07/03/2029		Cash	502,194	0.06%
CFD	31/01/2029		Cash	445,560	0.06%
CFD	06/12/2028		Cash	440,459	0.06%
CFD	14/02/2024		Cash	419,554	0.05%
CFD	09/02/2024		Cash	406,520	0.05%
CFD	12/07/2023		Cash	393,923	0.05%
CFD	09/09/2021		Cash	384,939	0.05%
CFD	20/10/2027		Cash	378,633	0.05%
CFD	20/10/2027		Cash	369,444	0.05%
CFD	15/07/2021		Cash	328,703	0.04%
CFD	16/06/2028		Cash	328,703	0.04%
Swap	30/11/2023		Cash	300,000	0.04%
CFD	19/02/2024		Cash	265,000	0.03%
CFD	04/12/2023		Cash	263,261	0.03%
CFD	24/03/2028		Cash	259,000	0.03%
Swap	03/02/2023		Cash	250,801	0.03%
Swap	29/11/2023		Cash	250,000	0.03%
CFD	22/02/2024		Cash	248,352	0.03%
CFD	04/12/2023		Cash	239,940	0.03%
CFD	29/02/2024		Cash	235,463	0.03%
CFD	19/02/2029		Cash	226,714	0.03%
Swap	29/11/2023		Cash	225,000	0.03%
Swap	18/01/2024		Cash	222,460	0.03%
CFD	27/09/2028		Cash	217,594	0.03%
CFD	21/02/2024		Cash	215,238	0.03%
CFD	23/02/2024		Cash	206,960	0.03%
CFD	23/08/2028		Cash	204,000	0.03%
Swap	28/07/2021		Cash	203,317	0.03%
CFD	19/05/2027		Cash	200,012	0.03%
Swap	02/02/2023		Cash	198,606	0.03%
CFD	22/02/2021		Cash	192,056	0.02%
Swap	18/01/2024		Cash	183,004	0.02%
Swap	17/09/2020		Cash	172,831	0.02%
Swap	28/07/2021		Cash	170,231	0.02%
CFD	21/02/2024		Cash	170,178	0.02%
CFD	18/01/2029		Cash	170,000	0.02%
CFD	31/01/2029		Cash	166,473	0.02%
Swap	01/02/2024		Cash	155,100	0.02%
CFD	07/03/2029		Cash	146,584	0.02%
CFD	16/02/2024		Cash	140,912	0.02%
CFD	31/01/2024		Cash	136,001	0.02%
CFD	17/01/2029		Cash	135,485	0.02%
CFD	22/11/2028		Cash	134,667	0.02%
Swap	28/07/2021		Cash	131,070	0.02%
CFD	28/02/2029		Cash	129,305	0.02%
CFD	02/02/2029		Cash	122,404	0.02%
Swap	03/02/2023		Cash	117,797	0.02%
CFD	31/01/2029		Cash	115,429	0.01%
CFD	25/02/2027		Cash	115,007	0.01%
Swap	22/03/2019		Cash	113,300	0.01%
CFD	19/01/2029		Cash	110,000	0.01%
CFD	09/09/2021		Cash	109,171	0.01%
Swap	18/01/2024		Cash	106,899	0.01%
CFD	04/12/2023		Cash	104,940	0.01%
Swap	18/01/2024		Cash	101,869	0.01%
CFD	18/01/2029		Cash	100,000	0.01%
CFD	12/06/2028		Cash	98,591	0.01%
CFD	21/02/2029		Cash	93,554	0.01%
CFD	17/07/2020		Cash	93,399	0.01%
Swap	02/02/2023		Cash	93,281	0.01%
Swap	29/11/2023		Cash	91,988	0.01%
Swap	21/05/2019		Cash	89,064	0.01%
CFD	07/03/2029		Cash	86,704	0.01%
Swap	14/06/2023		Cash	86,565	0.01%
CFD	08/02/2024		Cash	86,367	0.01%
CFD	31/01/2029		Cash	85,399	0.01%
Swap	12/07/2023		Cash	84,590	0.01%
CFD	31/01/2029		Cash	83,905	0.01%
CFD	11/08/2023		Cash	83,647	0.01%
CFD	21/02/2024		Cash	82,784	0.01%
CFD	26/11/2021		Cash	80,948	0.01%
CFD	07/03/2029		Cash	80,040	0.01%
CFD	18/01/2029		Cash	80,000	0.01%
CFD	26/02/2024		Cash	75,108	0.01%
CFD	21/02/2024		Cash	75,051	0.01%
CFD	18/01/2029		Cash	75,000	0.01%
Swap	07/07/2023		Cash	73,094	0.01%
CFD	17/07/2028		Cash	71,500	0.01%
Swap	03/02/2023		Cash	68,758	0.01%
Cal Option	28/05/2019		Cash	65,580	0.01%
Swap	29/11/2023		Cash	65,026	0.01%
CFD	02/03/2029		Cash	65,001	0.01%
CFD	26/02/2029		Cash	64,076	0.01%
CFD	28/02/2024		Cash	63,641	0.01%
Swap	18/01/2024		Cash	62,356	0.01%
CFD	26/02/2029		Cash	60,848	0.01%
CFD	16/02/2024		Cash	60,750	0.01%
CFD	09/02/2029		Cash	60,475	0.01%
CFD	19/01/2029		Cash	60,000	0.01%
Swap	18/01/2024		Cash	59,338	0.01%
CFD	05/11/2027		Cash	59,199	0.01%
Swap	15/06/2023		Cash	57,709	0.01%
CFD	04/12/2023		Cash	57,532	0.01%
Swap	05/09/2019		Cash	55,700	0.01%
Swap	02/02/2023		Cash	54,448	0.01%
CFD	04/12/2023		Cash	53,411	0.01%
Swap	05/09/2019		Cash	53,400	0.01%
CFD	21/02/2024		Cash	52,715	0.01%
CFD	19/01/2029		Cash	50,000	0.01%
CFD	01/03/2028		Cash	48,879	0.01%
CFD	28/02/2029		Cash	48,312	0.01%
CFD	02/02/2029		Cash	45,733	0.01%
CFD	25/01/2029		Cash	45,600	0.01%
Swap	01/02/2023		Cash	43,214	0.01%
CFD	09/02/2029		Cash	42,813	0.01%
CFD	28/02/2024		Cash	41,681	0.01%
Swap	14/06/2023		Cash	40,052	0.01%
Swap	08/04/2020		Cash	38,800	0.005%
CFD	07/03/2029		Cash	38,696	0.005%
Swap	12/07/2023		Cash	37,897	0.005%
CFD	17/11/2028		Cash	36,622	0.005%
CFD	28/02/2029		Cash	36,198	0.005%
CFD	21/07/2028		Cash	34,000	0.004%
CFD	29/02/2024		Cash	33,797	0.004%
CFD	25/04/2019		Cash	33,191	0.004%
CFD	02/02/2029		Cash	33,056	0.004%
Swap	07/07/2023		Cash	32,746	0.004%
CFD	17/07/2023		Cash	32,600	0.004%
CFD	14/02/2029		Cash	32,485	0.004%
CFD	31/01/2029		Cash	31,908	0.004%
CFD	31/01/2029		Cash	31,349	0.004%
Swap	12/06/2023		Cash	30,225	0.004%
CFD	25/04/2019		Cash	29,469	0.004%
CFD	21/02/2029		Cash	29,446	0.004%
CFD	14/02/2029		Cash	27,575	0.004%
CFD	01/03/2028		Cash	26,822	0.003%
Swap	15/06/2023		Cash	26,702	0.003%
CFD	28/02/2024		Cash	26,285	0.003%
CFD	06/07/2023		Cash	25,488	0.003%
CFD	21/02/2024		Cash	24,949	0.003%
CFD	26/02/2024		Cash	24,892	0.003%
CFD	18/09/2019		Cash	24,830	0.003%
CFD	25/04/2019		Cash	24,541	0.003%
CFD	02/03/2029		Cash	24,286	0.003%
CFD	26/11/2021		Cash	24,179	0.003%
Swap	17/09/2020		Cash	23,913	0.003%
Swap	14/06/2023		Cash	23,383	0.003%
CFD	09/02/2029		Cash	22,595	0.003%
CFD	14/07/2023		Cash	22,500	0.003%
Swap	12/07/2023		Cash	22,173	0.003%
CFD	31/01/2029		Cash	22,124	0.003%
Swap	01/02/2023		Cash	20,297	0.003%
CFD	16/02/2024		Cash	20,250	0.003%
CFD	07/03/2029		Cash	19,916	0.003%
CFD	17/01/2029		Cash	19,500	0.002%
CFD	25/04/2019		Cash	19,385	0.002%
Swap	07/07/2023		Cash	19,160	0.002%
CFD	26/02/2029		Cash	19,152	0.002%
CFD	23/11/2028		Cash	17,711	0.002%
CFD	21/02/2024		Cash	17,285	0.002%
CFD	09/02/2029		Cash	16,930	0.002%
CFD	02/03/2029		Cash	16,929	0.002%
CFD	04/12/2023		Cash	16,871	0.002%
CFD	07/03/2029		Cash	16,828	0.002%
Swap	28/03/2019		Cash	16,200	0.002%
Swap	22/05/2020		Cash	16,129	0.002%
CFD	20/10/2021		Cash	16,000	0.002%
CFD	09/02/2029		Cash	15,996	0.002%
Swap	30/04/2019		Cash	15,800	0.002%
Swap	04/02/2022		Cash	15,710	0.002%
Swap	15/06/2023		Cash	15,589	0.002%
CFD	11/11/2020		Cash	15,090	0.002%
CFD	15/02/2024		Cash	14,534	0.002%
Swap	31/12/2019		Cash	14,300	0.002%
Swap	12/06/2023		Cash	13,985	0.002%
Swap	04/02/2022		Cash	13,826	0.002%
CFD	28/02/2024		Cash	13,819	0.002%
Swap	04/02/2022		Cash	13,507	0.002%
Swap	03/11/2021		Cash	12,609	0.002%
CFD	09/02/2029		Cash	12,562	0.002%
CFD	14/02/2029		Cash	12,137	0.002%
CFD	09/02/2029		Cash	11,984	0.002%
Swap	01/02/2023		Cash	11,847	0.002%
Swap	18/03/2020		Cash	11,600	0.001%
CFD	28/02/2029		Cash	11,500	0.001%
CFD	29/02/2024		Cash	11,203	0.001%
Swap	31/12/2019		Cash	10,900	0.001%
CFD	28/10/2020		Cash	10,812	0.001%
Swap	06/03/2020		Cash	10,500	0.001%
CFD	14/02/2029		Cash	10,303	0.001%
CFD	14/02/2029		Cash	9,094	0.001%
CFD	28/02/2024		Cash	8,715	0.001%
Swap	12/06/2023		Cash	8,165	0.001%
CFD	14/02/2029		Cash	7,720	0.001%
Cal Option	07/05/2019		Cash	7,565	0.001%
CFD	07/02/2029		Cash	7,263	0.001%
CFD	14/01/2021		Cash	6,812	0.001%
CFD	01/02/2029		Cash	6,777	0.001%
Swap	22/05/2020		Cash	6,507	0.001%
CFD	24/02/2021		Cash	6,225	0.001%
Swap	22/05/2020		Cash	6,153	0.001%
CFD	14/01/2021		Cash	5,420	0.001%
Cal Option	08/05/2019		Cash	5,335	0.001%
CFD	09/02/2029		Cash	5,085	0.001%
CFD	15/12/2027		Cash	5,000	0.001%
CFD	08/03/2028		Cash	5,000	0.001%
CFD	12/05/2028		Cash	5,000	0.001%
Swap	22/05/2020		Cash	4,774	0.001%
CFD	09/02/2029		Cash	4,694	0.001%
CFD	04/02/2022		Cash	4,300	0.001%
Swap	22/05/2020		Cash	3,941	0.001%
Swap	03/11/2021		Cash	3,634	0.0005%
CFD	09/02/2029		Cash	3,517	0.0005%
Swap	22/05/2020		Cash	3,050	0.0004%
Swap	22/05/2020		Cash	2,857	0.0004%
Swap	03/11/2021		Cash	2,556	0.0003%
Swap	04/02/2022		Cash	2,470	0.0003%
CFD	28/10/2020		Cash	2,350	0.0003%
CFD	28/10/2020		Cash	2,350	0.0003%
CFD	09/03/2029		Cash	2,229	0.0003%
Swap	03/11/2021		Cash	2,214	0.0003%
Cal Option	16/04/2019		Cash	2,067	0.0003%
CFD	09/02/2029		Cash	1,900	0.0002%
Swap	22/05/2020		Cash	1,768	0.0002%
CFD	01/02/2029		Cash	1,600	0.0002%
CFD	25/01/2029		Cash	1,500	0.0002%
CFD	09/02/2029		Cash	1,424	0.0002%
CFD	31/01/2029		Cash	1,343	0.0002%
CFD	09/03/2029		Cash	1,300	0.0002%
Cal Option	09/04/2019		Cash	1,046	0.0001%
CFD	09/03/2029		Cash	998	0.0001%
CFD	09/03/2029		Cash	957	0.0001%
CFD	08/03/2029		Cash	887	0.0001%
CFD	05/03/2029		Cash	781	0.0001%
Cal Option	07/05/2019		Cash	710	0.0001%
CFD	07/03/2029		Cash	700	0.0001%
CFD	09/03/2029		Cash	511	0.0001%
Swap	22/05/2020		Cash	461	0.0001%
Swap	22/05/2020		Cash	419	0.0001%
CFD	07/03/2029		Cash	414	0.0001%
CFD	28/02/2029		Cash	368	0.00005%
Swap	22/05/2020		Cash	329	0.00004%
Swap	22/05/2020		Cash	323	0.00004%
CFD	28/02/2029		Cash	303	0.00004%
Cal Option	19/03/2019		Cash	298	0.00004%
CFD	28/02/2029		Cash	277	0.00004%
CFD	05/03/2029		Cash	265	0.00003%
CFD	05/03/2029		Cash	264	0.00003%
Cal Option	12/04/2019		Cash	243	0.00003%
Cal Option	17/04/2019		Cash	233	0.00003%
CFD	28/02/2029		Cash	186	0.00002%
CFD	05/03/2029		Cash	171	0.00002%
Cal Option	10/04/2019		Cash	165	0.00002%
CFD	08/03/2029		Cash	133	0.00002%
Cal Option	04/04/2019		Cash	22	0.000003%
Cal Option	08/04/2019		Cash	14	0.000002%
Total Number of voting rights and percentage of voting rights				42,715,073	5.47%
Additional information: Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 12 March 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary